September 6, 2023
Via EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549
Attn:    Mindy Hooker
    Anne McConnell
Re: Traeger, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Form 8-K
Filed March 16, 2023
File No. 001-40694
To the addressees set forth above:
This letter sets forth the response of Traeger, Inc. (the “Company,” “Traeger”, “we,” “our” and “us”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated August 22, 2023 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on March 16, 2023 ( “Form 10-K”) and Current Report on Form 8-K filed with the Commission on March 16, 2023 (the “Form 8-K”).
For your convenience, we have reproduced the comments of the Staff exactly as given in the Comment Letter in bold and italics below followed by the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Macroeconomic Conditions, page 53
1.We note your disclosure that macroeconomic pressures have resulted in a decline in your revenue in 2022 and that such pressures persisted through the first two quarters of 2023. We also note your disclosure indicating that supply chain constraints have led to higher product component and freight costs which appear to have contributed to reduced customer demand for your products. In future annual and quarterly filings, please provide more robust disclosures that quantify the impact these factors had on your results of operations during each period presented. Please also revise future filings to address the steps you are taking, if any, to mitigate these negative factors, including whether

Securities and Exchange Commission
September 6, 2023

mitigating efforts may introduce new material risks, including those related to product quality or reliability.
Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, in future filings, we confirm we will provide more robust disclosures that quantify (to the extent quantifiable and reasonably estimable) the impact of macroeconomic conditions on our results of operations during each period presented, to the extent such conditions are material to understanding our results of operations. Additionally, in future filings, we will address the actions taken, if any, to mitigate the macroeconomic pressures and supply chain constraints, including whether any mitigating efforts may introduce new material risks, including those related to product quality or reliability.
Results of Operations, page 56
2.Your disclosure indicates that revenue from grills decreased by $188.8 million year over year due to lower unit volume, partially offset by a higher average selling price. Please revise future annual and quarterly filings to quantify the impact that changes in unit volume and average selling price had on revenue during the each period presented. In addition, revise future annual and quarterly filings to provide a more comprehensive explanation of the reasons for changes in unit volume. This comment is also applicable to your disclosure and discussion of changes in revenue related to consumables and accessories.
Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, we will revise our future annual and quarterly filings to provide a more comprehensive explanation of the reasons for material changes in revenue and unit volume (including for consumables and accessories) as well as quantifying material impacts of key trends to provide the users of our financial statements with an understanding of the Company’s results of operations.
Liquidity and Capital Resources
Cash Flows from Operating Activities, page 60
3.Please revise future annual and quarterly filings to provide a more informative discussion and analysis of cash flows from operating activities, specifically address the factors that resulted in changes in working capital components during each period presented. In doing so, explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows and to ensure your disclosures are not merely a recitation of changes evident from your financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33- 8350.
Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, we will revise our future annual and quarterly filings to provide a more informative discussion and analysis of cash flows from operating activities, specifically addressing material factors that resulted in changes in working capital components by explaining the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows, ensuring our disclosures are not merely a recitation of changes evident from our financial statements.
Critical Accounting Policies and Estimates
Valuation of Goodwill and Acquired Intangible Assets
Goodwill, page 64

Securities and Exchange Commission
September 6, 2023

4.We note you recorded a $222 million goodwill impairment charge during the year ended December 31, 2022 and the remaining goodwill balance at December 31, 2022 is $78 million which could result in an additional material charge if it is also determined to be impaired. Please refer to Item 303(b)(3) of Regulation S-K and expand your disclosures in future filings to address the following:
•provide a more detailed description of the key assumptions you used to estimate fair value, including how the key assumptions were determined;
•discuss the degree of uncertainty associated with the key assumptions, including material changes in the key assumptions during the periods presented;
•describe the potential events and/or changes in circumstances that could result in additional impairment charges; and
•disclose the percentage by which your estimated fair value exceed your carrying value as of the date of your most recent impairment test.
Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, we will revise our future filings to address the following:
•provide a more detailed description of the material key assumptions used to estimate fair value, including how the material key assumptions are determined;
•discuss the degree of uncertainty associated with material key assumptions, including material changes in the key assumptions during the periods presented;
•describe the potential events and/or changes in circumstances that could result in additional material impairment charges; and
•to the extent a quantitative test and fair value calculation is deemed necessary at the date of our most recent impairment test, we will disclose the percentage by which our estimated fair value exceeds our carrying value.
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-7
5.In regard to the payment of acquisition related contingent consideration, please explain to us, and clarify in future filings, the difference between the amount included in the statement of cash flows and the amount included in your footnote disclosure on page F-31.
Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, we advise the Staff that the 2022 payment of acquisition related contingent consideration is associated with the first earn out period of the Apption Labs acquisition on July 1, 2021, and was presented within the consolidated statement of cash flows in accordance with ASC 230-10-45-15(f) and ASC 230-10-45-17(ee) and the footnote disclosure on page F-31 was presented in accordance with ASC 805-30-50-4(a). The $12.6 million payment of contingent consideration presented in the footnote disclosure on page F-31 has two components. The first component of $9.3 million represents the acquisition date fair value of the contingent consideration for the first earn out period. The remaining $3.3 million represents the amount paid in excess of the acquisition date fair value of the contingent consideration liability for the first earn out period. The $9.3 million payment of acquisition related contingent consideration, related to the acquisition date fair value, is presented within financing activities on the consolidated statement of cash flows in accordance with ASC 230-10-45-15(f). The $3.3 million represents the amount paid in excess of the acquisition date fair value of the contingent consideration liability for the first earn out period, and is captured along with the periodic remeasurement of the contingent consideration liability of $10.0 million, which is reflected on the statement of operations and comprehensive loss, as the change in fair value of contingent consideration within operating activities on the consolidated statement of cash flows of $6.7 million in accordance with ASC 230-10-45-17(ee).

Securities and Exchange Commission
September 6, 2023

We will revise our future filings to provide additional disclosure within our Fair Value Measurements footnote, reconciling the payment amount of acquisition related contingent consideration included in the financing activities on the statement of cash flows and the amount paid in excess of the acquisition date fair value of the contingent consideration liability included in the operating activities on the statement of cash flows to the total cash payment amount of the contingent consideration disclosed on page F-31.
Form 8-K Filed March 16, 2023
Exhibit 99.1
Reconciliations of and Other Information Regarding Non-GAAP Financial Measures, page 13
6.In regard to the adjustment for Non-routine legal expenses, please tell us the specific nature of the expenses you excluded and explain to us how you identify routine and non- routine legal expenses. Although legal expenses may vary period to period, it appears to us they are a normal operating expense necessary to operate your business. Please more fully explain to us why you believe adjusting non-GAAP performance measures for cash operating costs that are necessary to operate your business is appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise your non-GAAP performance measures in future filings.
Response: The Company respectfully acknowledges the Staff’s comment and reference to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including the updates issued on December 13, 2022 (“Question 100.01”). The Company advises the Staff that the specific nature of the December 31, 2022, non-routine legal expense adjustment of $3.0 million consists of $2.12 million in legal expenses incurred in connection with the defense of a class action lawsuit pertaining to statements made by the Company on product packaging regarding the content and composition of certain Traeger wood pellets and $0.88 million of legal expenses associated with intellectual property litigation before the United States International Trade Commission. When considering the appropriateness of excluding the impact of these non-routine legal expenses in the Company’s calculation of certain non-GAAP financial measures, the Company considered all relevant SEC guidance relating to non-GAAP financial measures, including the guidance in Question 100.01, and obtains review and approval from the Audit Committee and Disclosure Committee regarding the appropriate exclusions of non-GAAP financial measures. In addition, when determining whether these non-routine legal expenses are separate and distinct from our normal recurring legal expenses incurred in the ordinary course of the Company’s recurring cash operating expenses, the Company considers various factors, including, but are not limited to, the following:
•frequency of similar cases;
•complexity of the case;
•counterparty involved; and
• magnitude of the scope of the case.
We identified legal expenses associated with the class action and intellectual property litigation as non-routine because, among other factors, these lawsuits are of a nature that occur infrequently in the course of our business (and are unlikely to recur in the next two years), the intellectual property litigation involves complex and technical legal matters and is being held before the United States International Trade Commission, and the amounts involved in the legal proceedings are significant in magnitude (particularly in the case of the class action).
The Company believes it is consistent with Question 100.01 and not misleading to exclude the cost of these non-routine legal expenses from the Company’s calculation of certain non-GAAP measures because these amounts do not represent a normal, recurring cash operating expenses. These non-

Securities and Exchange Commission
September 6, 2023

routine legal expenses are separate and distinct from normal, recurring legal expenses incurred in the ordinary course of the Company’s business operations, for which the Company does not adjust any of its financial measures. For clarity, the Company has not included any adjustment for the normal, recurring operating cash expenses associated with legal expenses from operating business or acquiring and issuing our patents and trademarks. In future filings, to better clarify its disclosures in this regard, the Company undertakes to specifically characterize and disclose these adjustments within the accompanying footnotes to the reconciliations of and other information regarding non-GAAP financial measures, to the extent such adjustments are material.
7.We refer to your presentation of Adjusted net income (loss). Please tell us, and revise future filings to more clearly explain, how the income tax effects are calculated and how you determined they comply with Question 102.11 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures which requires non-GAAP financial measures to include current and deferred income tax expense commensurate with the non-GAAP measure of profitability. Please specifically explain the reasons for minimal tax effects in periods you reported GAAP losses but non-GAAP adjusted net income, for example FY 2021 and interim periods in FY 2023 and FY 2022.
Response: The Company respectfully acknowledges the Staff’s comment and reference to Question 102.11 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. The Company advises the Staff that our Non-GAAP tax adjustments are calculated by applying our effective income tax rates on a jurisdiction basis to each adjustment according to the relevant jurisdiction. The tax impact of adjusting items included in the presentation of non-GAAP adjusted net income (loss) has minimal tax effects as the non-GAAP adjustments included within adjusted net income (loss) almost entirely relate to jurisdictions for which the effective income tax rate is close to zero. The close to zero effective tax rates is due to the full valuation allowance on the net deferred tax assets in these jurisdictions as a result of the significant negative evidence of being able to utilize the net deferred tax assets in these jurisdictions in the future.
We will revise our future filings to provide a more detailed disclosure within the footnote to the presentation of adjusted net income (loss) as to how the income tax effects of non-GAAP adjustments included within adjusted net income (loss) are calculated.

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Securities and Exchange Commission
September 6, 2023

If you have any questions or further comments about this response, please contact me by email at dblosil@traeger.com or by phone at (801) 701-7180.

Sincerely,

Traeger, Inc.

By:	/s/ Dominic Blosil
Name:	Dominic Blosil
Title:	Chief Financial Officer
Cc: (via email)
Jeremy Andrus (Traeger, Inc.)
Shayne Kennedy (Latham & Watkins LLP)
Ross McAloon (Latham & Watkins LLP)